EXHIBIT 99.2

NEWS RELEASE	# 2012-05

Mercator Minerals to Present at BMO Capital Markets 2012 Global Metals and
Mining Conference

Vancouver, BC, February 28, 2012 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) President and CEO, Bruce McLeod, will be presenting a corporate update on Tuesday, February 28, 2012 at 4:00 p.m. ET at the BMO Capital Markets 2012 Global Metals and Mining Conference. The presentation is available on the Company’s website at PRESENTATION.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper, molybdenum and silver producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to copper at the El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng
President and CEO